Exhibit 99.1

Ritchie Bros. Adopts Amended and Restated By-laws

VANCOUVER, Sept. 15, 2014 /CNW/ - Ritchie Bros. Auctioneers Incorporated (the "Corporation") (NYSE & TSX: RBA) announces that its Board of Directors (the "Board") has adopted amended and restated by-laws (the "Amended and Restated By-laws") and a Say on Pay Policy as part of the Corporation's continued commitment to implementing good corporate governance practices. Commencing with the Corporation's 2015 annual meeting, shareholders will vote on an advisory resolution with respect to the Corporation's approach to executive compensation.

The amendments to the Corporation's by-laws include (i) adding advance notice provisions with respect to the nomination of directors for election to the Board, (ii) increasing the quorum for shareholder meetings from 5% to 33%; and (iii) providing that the chairman of a meeting does not have casting vote in the event of an equality of votes.

Advance Notice Provisions

The advance notice provisions set forth in the Amended and Restated By-laws include, among other things, a requirement that advance notice be given to the Corporation in circumstances where nominations of persons for election of the Board are made by shareholders of the Corporation other than pursuant to either a requisition of a meeting made in accordance with the provisions of the Canada Business Corporations Act (the "Act") or a shareholder proposal made in accordance with the provisions of the Act (the "Advance Notice Provisions").

Among other things, the Advance Notice Provisions (i) set a deadline by which shareholders must notify the Corporation in writing of an intention to nominate directors for election to the Board prior to any meeting of shareholders at which directors are to be elected and (ii) set forth the information that such shareholder must include in such notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 days nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting of shareholders was made, notice may be made not later than the close of business on the tenth day following such public announcement.

In the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors, notice to the Corporation must be made not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The Advance Notice Provisions provide a clear process for shareholders to follow for director nominations and set out a reasonable timeframe for nominee submissions and the provision of accompanying information. The Advance Notice Provisions ensure that all shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner.  In addition, the Advance Notice Provisions shall assist in facilitating an orderly and efficient meeting process.  The Advance Notice Provisions are comparable to the advance notice by-laws or policies adopted by many other public companies and consistent with the recommendations on such by-laws and policies made by various shareholders' interest groups.

Increase in Quorum for Shareholder Meetings

The Corporation has typically had a large percentage of its shareholders represented at annual general meetings.  However, in accordance with good corporate governance practices, the quorum for shareholder meetings has been increased from 5% to 33% of the issued shares of the Corporation to be represented by two or more persons in person or by proxy.  The increase in quorum is designed to ensure that a significant number of shareholders will be represented at shareholder meetings where shareholders' business will be transacted.

Removal of Casting Vote

In accordance with good corporate governance developments, the Amended and Restated By-laws provide that the Chairman of a meeting is not entitled to a casting or second vote in the event of an equality of votes.

General

The Amended and Restated By-Laws are effective immediately and will be placed before shareholders for ratification at the annual meeting of shareholders of the Corporation in the spring of 2015 (the "Meeting"). A copy of the Amended and Restated By-Laws will be filed under the Corporation's profile at www.sedar.com.

The Amended and Restated By-Laws are currently effective until they are confirmed, amended or rejected by shareholders at the Meeting and, if the Amended and Restated By-Laws are confirmed at the Meeting, they will continue in effect in the form in which they were so confirmed.

About Ritchie Bros. Auctioneers:

Established in 1958, Ritchie Bros. (NYSE &TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOne secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding: future results, including potential growth from investments in revenue producers and any market share growth. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Corporation's recent initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Corporation's SEC and Canadian securities filings, including the Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014, available on the SEC, SEDAR and the Corporation's website. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Corporation does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information:

Investor Relations inquiries:
Jamie Kokoska, Investor Relations Manager
Ritchie Bros. Auctioneers
Phone: 1.778.331.5219
Email: jkokoska@rbauction.com

Media inquiries:
Kim Schulz, Manager, Corporate Communications and Events
Ritchie Bros. Auctioneers
Phone: 1.778.331.5442
Email: CorpComm@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 17:30e 15-SEP-14